Filed by Arris Group, Inc. (SEC File No. 000-31254)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pace plc

Date: June 29, 2015

Not for release, publication or distribution, in whole or in part, directly or indirectly, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

29 June 2015

RECOMMENDED COMBINATION OF

PACE PLC (“PACE”)

AND

ARRIS GROUP, INC. (“ARRIS”)

ARRIS and Pace today announced that they have each received Requests for Additional Information from the United States Department of Justice (the “DOJ”) in connection with ARRIS’s proposed acquisition of Pace. This kind of request from the DOJ, often referred to as a “Second Request”, is part of the regulatory process under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”).

The effect of the Second Request is to extend the waiting period imposed by the HSR Act until 30 days after each company has substantially complied with its Second Request, unless that period is extended voluntarily by the companies or terminated sooner by the DOJ. The companies intend to respond to the requests as quickly as practicable and to continue to work cooperatively with the DOJ in connection with its review.

Completion of the transaction remains subject to the expiration or termination of the waiting period under the HSR Act, the satisfaction of similar requirements in certain foreign countries, and satisfaction of other customary closing conditions, including approval by the shareholders of both ARRIS and Pace. ARRIS continues to anticipate that the transaction will close in late 2015.

For further information please contact:

Enquiries:

ARRIS Investor Contacts

Bob Puccini

Tel: (+1 720 895 7787)

ARRIS Media Contacts

Jeanne Russo

Tel: (+1 215 323 1880)

David Hulmes

Tel: (+44 118 921 5550)

Evercore (Financial Adviser to ARRIS)

Naveen Nataraj

Tel: (+1 212 857 3100)

Edward Banks

Tel: (+44 20 7653 6000)

Pace Investor Contacts

Mark Shuttleworth

Chris Mather

Tel: (+44 1274 538 330)

J.P. Morgan Cazenove (Financial Adviser and Corporate Broker to Pace)

Hugo Baring

Thomas White

Dwayne Lysaght

Sam Roberts

Tel: (+44 20 7742 4000)

Jefferies (Corporate Broker)

Nick Adams

David Watkins

Tel: (+44 20 7029 8000)

Pace Media Contacts

(Pendomer Communications)

Charles Chichester

Tel: (+44 20 3603 5220)

Publication of this announcement

A copy of this announcement will be made available subject to certain restrictions relating to persons resident in restricted jurisdictions on the website of ARRIS at www.arris.com and the website of Pace at www.pace.com.

Dealing Disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time (BST)) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time (BST)) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time (BST)) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

It is expected that the shares of ARRIS International Limited (New ARRIS) (a private limited company organized under the laws of England and Wales, to be converted into a public limited company prior to transaction close) to be issued by New ARRIS to Pace shareholders pursuant to a court-sanctioned scheme of arrangement under English law whereby New ARRIS will acquire all of the outstanding shares of Pace, will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. In connection with the issuance of New ARRIS shares to ARRIS stockholders pursuant to the merger that forms a part of the transaction, New ARRIS will file with the SEC a registration statement on Form S-4 that will contain a prospectus of New ARRIS as well as a proxy statement of ARRIS relating to the merger that forms a part of the combination, which we refer to together as the Form S-4/Proxy Statement.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4/PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Those documents, if and when filed, as well as ARRIS’ and New ARRIS’ other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at ARRIS’ website at http://ir.arris.com. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Form S-4/Proxy Statement and other relevant documents (when available) by directing a request by mail to ARRIS Investor Relations, 3871 Lakefield Drive, Suwanee, GA 30024 or at http://ir.arris.com. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

ARRIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Form S-4/Proxy Statement. Information about the directors and executive officers of ARRIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 9, 2015. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4/Proxy Statement when it is filed. Pace and New ARRIS are each organized under the laws of England and Wales. Some of the officers and directors of Pace and New ARRIS are residents of countries other than the United States. As a result, it may not be possible to sue Pace, New ARRIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Pace, New ARRIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts.